johnnic

Rule 12g3-2(b) File No. 82-5128

6 January 2003

03003058

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street NW
WASHINGTON D.C. 20549
United States of America

PROCESSED
JAN 2 2 2003
THOMSON
FINANCIAL

SUPPL

03 JAN 10 AM 10:29

Dear Sir or Madam

JOHNNIC HOLDINGS LIMITED – RULE 12g3-2(b) FILE NO. 82-5128

The enclosed **Interim Results for the Six Months ended 30 September 2002** is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Johnnic Holdings Limited (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Michael R D Boyns
Company Secretary

Enclosure

dlw 1/14

Level 3 [West Wing] Gallagher House Gallagher Estate 19 Richards Drive Midrand P O Box 231 Johannesburg 2000 South Africa
Tel: +27 (0) 11 266 3100 Fax: +27 (0) 11 266 3120 e-mail: mail@johnnic.co.za

Rule 12g3-2(b) File No. 82-5128



johnnic
holdings

Reviewed interim results for the six months ended 30 September 2002

Revenue ↑ 58%


Revenue (Rm)
12000
10000
8000
6000
4000
2000
0
98 99 00 01 02
6 months ended

Ebitda ↑ 76%


Ebitda (Rm)
3000
2500
2000
1500
1000
500
0
98 99 00 01 02
6 months ended

Headline earnings ↑ 92%


Headline earnings per ordinary share (cents) continuing operations
250
200
150
100
50
0
98 99 00 01 02
6 months ended



Consolidated Group Income Statement

	Notes	6 months ended 30 Sept 2002 Reviewed Rm	6 months* ended 30 Sept 2001 Reviewed Rm	Change %	12 months* ended 31 March 2002 Audited Rm
Revenue		**10 336,2**	6 543,8	58	15 666,6
Cost of sales		**(4 643,3)**	(2 944,3)		(7 164,8)
Gross profit		**5 692,9**	3 599,5		8 501,8
Operating expenses – net		**(2 935,4)**	(2 032,2)		(4 663,7)
Earnings before interest, taxation, depreciation and amortisation ("Ebitda")		**2 757,5**	1 567,3	76	3 838,1
Depreciation		**(818,4)**	(509,7)		(1 194,1)
Amortisation		**(144,1)**	(57,4)		(188,3)
Profit from operations before goodwill amortisation		**1 795,0**	1 000,2	79	2 455,7
Goodwill amortisation		**(270,4)**	(255,0)		(525,7)
Profit from operations		**1 524,6**	745,2	105	1 930,0
Finance costs		**(413,9)**	(287,5)		(580,1)
Finance income		**92,9**	88,4		192,2
Share of profits of associates		**114,7**	87,5		199,6
Profit before taxation and exceptional items		**1 318,3**	633,6	108	1 741,7
Exceptional items	10	**25,3**	4,2		(86,8)
Profit before taxation		**1 343,6**	637,8	111	1 654,9
Taxation		**(459,8)**	(350,1)		(978,6)
Profit after taxation		**883,8**	287,7	207	676,3
Minority interests		**(527,7)**	(156,5)		(395,1)
Attributable earnings		**356,1**	131,2	171	281,2

Contribution to attributable earnings:				
Continuing operations	**377,0**	188,8	100	478,8
Telecommunications	**374,2**	190,8	96	444,5
Entertainment	**2,6**	5,2	(50)	29,2
Media	**42,2**	36,2	17	94,9
Digital Media	**(5,6)**	(12,8)		(22,9)
Interest and other	**(36,4)**	(30,6)		(66,9)
Discontinuing operations	**6,3**	10,5	(40)	41,3
SABMiller plc	**–**	1,7		1,7
Johnnic Properties	**6,3**	8,8		16,7
The Premier Group Limited	**–**	–		22,9
Basic headline earnings	**383,3**	199,3	92	520,1
Goodwill amortisation after minority interests	**(80,3)**	(77,0)		(158,3)
Exceptional items after taxation and minority interests	**53,1**	8,9		(80,6)
Attributable earnings	**356,1**	131,2	171	281,2



Summarised Consolidated Group Balance Sheet

	Notes	30 Sept 2002 Reviewed Rm	30 Sept 2001* Reviewed Rm	31 March 2002* Audited Rm
ASSETS				
Non-current assets		23 866,5	21 392,4	23 926,1
Property, plant and equipment		9 632,6	7 036,8	8 952,4
Goodwill		9 325,2	9 654,7	9 523,8
Intangible assets		3 230,8	3 158,2	3 744,2
Investments				
– listed	17	393,5	457,3	469,9
– unlisted	17	646,5	641,6	659,7
Loans		462,4	317,9	393,9
Deferred taxation		131,7	125,9	138,4
Non current prepaid taxation		43,8		43,8
Current assets		6 843,8	4 837,7	5 553,3
Bank balances, deposits and cash	19	1 722,8	904,7	1 473,8
Securitised cash deposits	19	1 248,5	9,6	354,1
Equities held as current assets	18	0,1	593,0	65,1
Other current assets		3 872,4	3 330,4	3 660,3
Total assets		30 710,3	26 230,1	29 479,4
EQUITY AND LIABILITIES				
Capital and reserves				
Ordinary shareholders' interest		5 580,8	5 226,4	5 336,0
Minority interests		11 811,1	10 866,9	11 332,5
Total equity		17 391,9	16 093,3	16 668,5
Non-current liabilities		3 028,9	4 944,5	6 470,0
Long term liabilities	11	1 962,2	4 040,8	5 442,1
Provision for post-retirement medical costs		109,1	100,2	108,0
Deferred taxation		957,6	803,5	919,9
Current liabilities		10 289,5	5 192,3	6 340,9
Non-interest bearing liabilities		4 913,0	2 994,8	4 796,7
Interest bearing liabilities	11	5 376,5	2 197,5	1 544,2
Total equity and liabilities		30 710,3	26 230,1	29 479,4

*Restated for change in accounting policy for cellphone connection incentives **(note 2)**



Summarised Consolidated Group Cash Flow Statement

	Notes	6 months ended 30 Sept 2002 Reviewed Rm	6 months* ended 30 Sept 2001 Reviewed Rm	12 months* ended 31 March 2002 Audited Rm
Cash inflows from operating activities		2 184,6	788,8	3 253,4
Cash outflows from investing activities		(1 594,6)	(1 763,0)	(4 006,7)
Cash inflows from financing activities		955,7	170,7	553,0
Net increase (decrease) in cash and cash equivalents		1 545,7	(803,5)	(200,3)
Cash and cash equivalents at beginning of period		594,2	321,7	321,7
Foreign entities translation adjustment		(11,1)	(28,5)	118,7
Reclassification from other current assets		–	24,9	354,1
Cash and cash equivalents at end of period	19	**2 128,8**	(485,4)	594,2

Summarised Group Statement of Changes in Equity

	30 Sept 2002 Reviewed Rm	30 Sept 2001* Reviewed Rm	31 March 2002* Audited Rm
Balance at 1 April as reported	**5 348,4**	4 607,5	4 607,5
Change in accounting policy in respect of			
– treatment of cellphone connection incentives **(note 2)**	(12,4)	(19,6)	(19,6)
– dividend	–	77,2	77,2
– depreciation	–	(15,9)	(15,9)
Restated balance at 1 April	**5 336,0**	4 649,2	4 649,2
Attributable earnings	356,1	131,2	281,2
Adjustment on changes in composition of Group	–	–	(45,4)
Dividends	–	(83,4)	(83,4)
Share capital issued at a premium less share issue expenses	0,2	(5,3)	1,1
Movement on unrealised gains arising on revaluation of listed equities	–	27,6	(126,0)
Exchange differences arising on translation of foreign entities	(111,3)	106,6	215,2
Goodwill and variation of interests	(4,2)	390,6	445,0
Other	4,0	9,9	(0,9)
Ordinary shareholders' interest	**5 580,8**	5 226,4	5 336,0



Group Segmental Analysis

	6 months ended 30 Sept 2002 Reviewed Rm	6 months* ended 30 Sept 2001 Reviewed Rm	Change %	12 months* ended 31 March 2002 Audited Rm
BUSINESS GROUPING				
Revenue				
Continuing operations	**10 292,1**	6 502,8	58	15 501,9
Telecommunications	**8 683,5**	5 170,2	68	12 432,0
Entertainment	**937,9**	750,9	25	1 871,2
Media	**585,3**	518,9	13	1 065,5
Digital Media	**63,9**	39,1	63	95,3
Other	**21,5**	23,7		37,9
Discontinuing operations				
Johnnic Properties	**44,1**	41,0		164,7
Total	**10 336,2**	6 543,8	58	15 666,6
Ebitda				
Continuing operations	**2 747,0**	1 558,0	76	3 810,5
Telecommunications	**2 687,1**	1 504,6	79	3 626,2
Entertainment	**13,3**	19,7	(32)	97,5
Media	**56,5**	47,3	19	119,6
Digital Media	**(1,9)**	(10,7)	82	(18,9)
Other	**(8,0)**	(2,9)		(13,9)
Discontinuing operations				
Johnnic Properties and other	**10,5**	9,3		27,6
Total	**2 757,5**	1 567,3	76	3 838,1
GEOGRAPHIC				
Revenue				
South Africa	**6 995,9**	5 673,9	23	12 548,1
Rest of Africa	**2 968,8**	609,0	387	2 349,3
Other overseas operations	**371,5**	260,9	42	769,2
Total	**10 336,2**	6 543,8	58	15 666,6
Ebitda				
South Africa	**1 712,4**	1 488,8	15	3 350,2
Rest of Africa	**1 056,2**	89,3	1 083	439,4
Other overseas operations	**(11,1)**	(10,8)	(3)	48,5
Total	**2 757,5**	1 567,3	76	3 838,1



Group Statistics

	6 months ended 30 Sept 2002	6 months* ended 30 Sept 2001	Change %	12 months* ended 31 March 2002
Performance per ordinary share				
Headline earnings (cents)				
– continuing operations	**230**	116	98	292
– discontinuing operations	**4**	6	(33)	25
Total basic headline (cents)	**234**	122	92	317
Attributable earnings (cents)	**217**	80	171	172
Net asset value (rand)				
– book value	**33,97**	31,81		32,48
– based on directors' valuation of underlying investments	**39,51**	48,36		57,97
Ratios				
Profitability				
Ebitda margin (%)	**26,7**	24,0		24,5
Enterprise value/Ebitda multiple (times)	**0,2**	1,4		0,5
Effective taxation rate (%)	**34,2**	54,9		59,1
Solvency and liquidity				
Gearing (%)	**25,1**	33,1		30,9
Long term borrowings to total assets (%)	**6,4**	15,4		18,5
Current ratio	**0,7:1**	0,9:1		0,9:1
Interest cover (times)	**3,7**	2,6		3,3
Share performance				
Number of ordinary shares in issue ('000)				
– at period end	**164 291**	164 277		164 285
– weighted average	**164 286**	163 104		163 702
Closing price (cents per share)	**3 056**	4 570		4 400
Market capitalisation (Rm)	**5 020,7**	7 507,5		7 228,5
Number of employees				
Telecommunications	**3 832**	2 805		4 107
Entertainment	**2 545**	2 710		2 838
Media	**1 849**	1 873		2 092
Digital Media	**347**	402		300
Exhibitions and other	**65**	89		62
Head office and administration	**10**	–		9
	8 648	7 879		9 408



Notes

1. **Basis of accounting**
These consolidated condensed Group interim financial statements are prepared in accordance with South African Statements of Generally Accepted Accounting Practice ("GAAP") and Schedule 4 of the South African Companies Act, 1973 as amended. The accounting policies are consistent with those used in the annual financial statements for the year ended 31 March 2002, except for the change in accounting policy relating to the previous capitalisation and amortisation of cellphone connection incentives, which are now recognised as costs in the period incurred.
In the prior year, the Group revised its accounting policies with respect to the recognition of dividends and the depreciation of properties previously classified as investment properties.
Consequently, the prior year figures have been restated to comply with these revised accounting policies.

2. **Change in accounting policy – cellphone connection incentives**
During the period ended 30 September 2002, the Group changed its accounting policy with respect to the treatment of capitalisation and amortisation of cellphone connection incentives. In order to align with international industry practice, the Group now recognises cellphone connection incentives as costs in the period incurred rather than capitalising cellphone connection incentives and amortising the cost over 12 months. The comparative amounts have been appropriately restated. The effects of the change are as follows:

	6 months ended 30 Sept 2002 Reviewed Rm	6 months ended 30 Sept 2001 Reviewed Rm	12 months ended 31 March 2002 Audited Rm
(Decrease) increase in attributable earnings	**(6,4)**	(4,5)	7,2
(Decrease) increase in profit before taxation	**(24,6)**	(17,8)	27,5
Taxation	**7,4**	5,4	(8,2)
Minority interests	**10,8**	7,9	(12,1)
Decrease in opening accumulated profits	**(12,4)**	(19,6)	(19,6)
Gross	**(47,6)**	(75,1)	(75,1)
Taxation	**14,3**	22,5	22,5
Effect on minority interests	**20,9**	33,0	33,0

3. **Comparatives**
Where necessary, comparative figures have been restated to conform with changes in presentation in the current period.

4. **Earnings per ordinary share**
The calculation of basic headline earnings per ordinary share is based on attributable earnings, before goodwill amortisation and exceptional items, of R383,3 million (2001: R199,3 million) and a weighted average of 164 286 051 (2001: 163 104 430) ordinary shares in issue.
No fully diluted earnings per ordinary share have been disclosed as the potential dilution is not material.

5. **Independent review by the auditors**
These interim results have been reviewed by our auditors, Deloitte & Touche, who have performed their review in accordance with the guideline "Guidance for Auditors on Review of Interim Financial Information" issued by the South African Institute of Chartered Accountants.
The scope of the review was to enable the auditors to report that nothing came to their attention that caused them to believe that the accompanying interim financial information is not fairly presented, in all material respects, in accordance with South African Statements of Generally Accepted Accounting Practice applicable to Interim Financial Reporting and the Companies Act in South Africa.
A copy of their unqualified review report is available for inspection at the registered office of the Company.

6. **Listings requirements**
This interim announcement has been prepared in compliance with the Listings Requirements of the JSE Securities Exchange South Africa.

7. **Corporate governance**
The Board of Directors affirms its commitment to the principles of good corporate governance and has endorsed the Code of Corporate Practices and Conduct as issued by the King Committee in 1994. It has further taken cognisance of the recommendations of the King Report on Corporate Governance for South Africa 2002 released in March 2002.

8. **Changes in shareholding of subsidiaries**

Disposal of 30% shareholding in MTN Cameroon

In April 2002, MTN Mauritius sold 30% of its holding in MTN Cameroon, on loan account, to Broadband Telecom Limited, a company incorporated in Cameroon, in compliance with licence obligations. The Group's financial position has not been significantly affected by this transaction. The results of MTN Cameroon are consolidated into the Group financial statements. However, in terms of certain conditions of the disposal agreement, 80% of MTN Cameroon's economic risk still vests with the Group and therefore the consolidated financial statements include 80% of the results of MTN Cameroon.

Increase in shareholding in MTN Nigeria

During the period the Group increased its shareholding in MTN Nigeria from 77,5% to 79,5% as a result of further capital provided to MTN Nigeria.

9. **Post balance sheet event**

On 26 November 2002 the MTN Group issued a cautionary announcement relating to a proposed acquisition by Newshelf 664 (Proprietary) Limited ("Newshelf") of the shares owned by Transnet Limited ("Transnet") through ICE Finance BV. Johnnic has agreed to waive its pre-emptive rights over the 18,7% shareholding in the MTN Group in favour of Newshelf. Johnnic has concluded a voting pool agreement with Newshelf in terms of which Johnnic will continue to control the MTN Group.

	6 months ended 30 Sept 2002 Reviewed Rm	6 months ended 30 Sept 2001 Reviewed Rm	12 months ended 31 March 2002 Audited Rm
10. Exceptional items			
Surplus on unwinding of SPVs	**95,3**	–	–
Associated companies' exceptional items	**(55,4)**	(0,2)	9,2
Investments, goodwill and property, plant and equipment written down	**(13,6)**	(12,8)	(113,4)
Surplus on disposal of investments	**0,8**	24,2	1,2
Costs associated with rationalisation and restructuring	**(2,2)**	(4,3)	(9,2)
Release of at acquisition provision	**0,3**	–	–
Loan written back (off)	**0,1**	(2,7)	25,4
Total	**25,3**	4,2	(86,8)
11. Interest bearing debt			
Long term liabilities	**1 962,2**	4 040,8	5 442,1
Current liabilities	**5 376,5**	2 197,5	1 544,2
– call borrowings	**842,5**	1 399,7	1 233,7
– short term borrowings	**4 534,0**	797,8	310,5
Total	**7 338,7**	6 238,3	6 986,3
12. Capital expenditure incurred	**1 871,6**	1 535,8	3 725,1
13. Contingent liabilities			
Guarantees	**164,2**	587,8	267,5
Contingent liabilities	**0,8**	0,2	59,5
14. Capital commitments			
Commitments for capital expenditure			
– contracted for	**1 803,2**	482,3	878,3
– authorised but not contracted for	**2 624,6**	2 276,3	5 844,2
Total	**4 427,8**	2 758,6	6 722,5
The capital expenditure will be funded from future cash flows and borrowings. Adequate facilities have been put in place to finance future capital commitments.			
15. Lease commitments			
Operating leases			
– within one year	**237,8**	193,4	271,6
– more than one year	**1 473,4**	1 924,9	1 529,0
Total	**1 711,2**	2 118,3	1 800,6



16. Related party transactions

Suncoast Casino and Entertainment World

As discussed in the 2002 annual report, Investec Bank Limited ("Investec") has agreed to provide certain facilities to Tsogo Sun KwaZulu-Natal (Proprietary) Limited ("Tsogo") subject to various levels of support from SABSA Holdings (Proprietary) Limited ("SABSA") and Johnnic:

- R600,0 million as a bridging finance facility to fund the equity commitments of the shareholders to Suncoast Casino and Entertainment World, for a period of up to four years. This facility is guaranteed by SABSA 60% (R360,0 million) and Johnnic 40% (R240,0 million), until such time as the facility is repaid and the equity contributions of the shareholders are injected into Tsogo. Johnnic has secured this guarantee by pledging 80,9 million MTN Group Limited shares.
- R600,0 million as a senior debt facility to fund various assets of Suncoast Casino and Entertainment World. SABSA and Johnnic have finalised a "sponsor support agreement" in terms of which they will undertake that only if the licence is suspended, withdrawn or not renewed as a result of the conduct of Tsogo, the sponsors will, in the ratio of 60:40, at their election, either assume the obligations of Tsogo in respect of the senior debt facility or pay Investec any shortfall in the repayment of the debt owing by Tsogo to Investec in respect of the senior debt facility that may arise after realisation of Investec's security of Tsogo's assets.

	6 months ended 30 Sept 2002 Reviewed Rm	6 months ended 30 Sept 2001 Reviewed Rm	12 months ended 31 March2002 Audited Rm
17. Investments			
Listed investments at market value	**406,6**	532,3	477,7
Unlisted investments at directors' valuation	**746,0**	971,3	780,1
18. Equities held as current assets			
SABMiller plc	**0,1**	64,1	0,1
MTN Group Limited	**–**	374,3	–
MIH Limited	**–**	131,4	65,0
The Premier Group Limited	**–**	22,9	–
Beverage and Consumer Industry Holdings Limited	**–**	0,3	–
Total	**0,1**	593,0	65,1
19. Cash and cash equivalents			
Bank balances, deposits and cash	**1 722,8**	904,7	1 473,8
Securitised cash deposits**	**1 248,5**	9,6	354,1
Call borrowings	**(842,5)**	(1 399,7)	(1 233,7)
Total	**2 128,8**	(485,4)	594,2

**These monies are placed on deposit with banks in Nigeria to secure letters of credit.

Commentary

OVERVIEW

Johnnic Holdings Limited ("Johnnic") has produced excellent results primarily due to a strong performance by the telecommunications businesses. The Group is about to enter a period of consolidation that will see Group earnings impacted to an increasingly lesser extent by large disposal and restructuring transactions undertaken by the holding company. This is because the bulk of the non-core assets has been sold. Johnnic has effectively become a pure holding company.

The following disposals were undertaken during the half year:

Sedgebrooke Investments (Proprietary) Limited ("Sedgebrooke")

The special purpose vehicles ("SPVs") created to fund empowerment groupings that had invested in MTN Group Limited ("MTN Group" formerly M-Cell Limited) were unwound during the period under review. These SPVs were part-funded by Johnnic and Johnnic had also secured their liabilities with the financial institutions. This resulted in the Company carrying a R400,0 million contingent liability on the balance sheet for much of the last three years. In transactions worth over R600,0 million, Johnnic expunged this contingent liability and cash in excess of R220,0 million was realised, primarily from the disposal of Sedgebrooke – the vehicle through which the Johnnic funding was undertaken – but also from the other SPVs.

MIH Limited ("MIH")

The remaining 1,6 million MIH shares were also disposed of in the first quarter of this year realising cash of R65,0 million for the Group.

Property disposals

Property sales totalled R145,0 million for the half-year with sales pending transfer totalling R40,0 million.

RESULTS

Revenue increased by 58% to R10 336,2 million (2001: R6 543,8 million), while earnings before interest, taxation, depreciation and amortisation ("Ebitda") rose by 76% to R2 757,5 million (2001: R1 567,3 million).

Net finance costs increased by 61% to R321,0 million in comparison to the same period last year mainly as a result of increased borrowings in MTN Cameroon and MTN Nigeria.

In consequence, headline earnings rose 92% on last year to R383,3 million.

Basic headline earnings from continuing operations amounted to R377,0 million (2001: R188,8 million), while that from discontinuing operations totalled R6,3 million (2001: R10,5 million). Basic headline earnings per share increased by 92% to 234 cents (2001: 122 cents) and attributable earnings per share rose by 171% to 217 cents (2001: 80 cents), reflecting the positive impact of the MTN Group results.

Exceptional items of R25,3 million mainly relate to the surplus on the unwinding of the SPVs of R95,3 million and the Group's share of associated companies exceptional items amounting to a loss of R55,4 million.

FUNDING

The Group's total assets have increased by 4% to R30 710,3 million since 31 March 2002. Long term liabilities have reduced to R1 962,2 million while short term borrowings, including bank overdrafts, increased to R5 376,5 million. This occurred as a result of the shortening in the debt maturity profile in the MTN Group due to the reclassification of the current US$450 million syndicated bridge facility arranged by Standard Bank London Limited and Sumitomo Mitsui Banking Corporation, which terminates in July 2003. MTN Group is currently renegotiating this facility and firm underwriting commitments have been received for US$250 million.

It is expected that the refinance will be concluded, thus facilitating a realignment of the Group's debt profile by the end of March 2003.



DIVISIONAL REVIEW

TELECOMMUNICATIONS

After a period of muted earnings as a result of international expansion activities, the MTN Group has resumed its positive growth trend to report revenue growth of 68% to R8 683,5 million (2001: R5 170,2 million). Ebitda rose 79% to R2 687,1 million (2001: R1 504,6 million), while headline earnings per share at 60,9 cents are 91,5% up on last year's 31,8 cents.

MTN South Africa

Mobile Telephone Networks (Proprietary) Limited ("MTN") and MTN Service Provider (Proprietary) Limited ("MTN SP") (formerly M-Tel (Proprietary) Limited) (together "MTN South Africa") continue to face a challenging, competitive and difficult economic environment.

Revenue increased by 21% to R5 646,7 million, while Ebitda grew by 13% to R1 635,1 million. Trading conditions remain competitive and the Ebitda margin decreased to 29% from 31% compared to the same period the previous year as a result of increased subscriber acquisition costs and higher interconnect costs.

Over the past year, MTN South Africa had embarked on a strategy to balance value with volume. As a result, Average Revenue per User ("ARPU") per month for the period has marginally increased to R210 from R208 in March 2002. ARPU for post-paid increased to R602 while a small decline to R101 occurred in the pre-paid segment since March 2002. However, overall subscriber growth slowed, showing an increase of 11% to 4 284 000 since March 2002. The overall base consists of post-paid subscribers of 891 000, an increase of 5% or 39 000, and pre-paid subscribers of 3 393 000, a 12% increase since March 2002. A higher than expected level of involuntary churn was experienced during the period under review.

It is pleasing to note that MTN's share of active subscribers has not been negatively impacted by the third operator.

In regard to data, MTN was the first South African operator to market in launching GPRS services, branded as MTNDataLive. During the trial phase, approximately 30 000 users had tested the GPRS-enabled handsets.

MTN International

The operations of MTN International (Proprietary) Limited ("MTN International") have performed above expectations. Revenue increased from R449 million to R2 968,8 million compared to the same period last year, with Ebitda levels reaching R1 056,2 million. All operations provided a positive contribution to profit after tax.

MTN Cameroon achieved a turnaround in the period under review. With a new management team in place, revenue increased to R366,8 million and a 30% Ebitda margin was achieved. A profit after tax of R21,6 million was recorded before taking account of minority interests. Subscriber growth continues to be strong, reaching 316 000 by 30 September 2002, a 41% increase since March 2002. ARPU levels have stabilised at US$21.

MTN Nigeria enjoyed a successful first year. Total revenue of R2 223,1 million was recorded with the Ebitda margin reaching 37%. A strong demand for our services resulted in a profit after tax of R420,7 million. During the period under review, significant investments were made in the network rollout.

Notwithstanding these pleasing results, MTN International's African operations face a number of ongoing challenges, which includes managing the regulatory and political environment, currency volatilities and interconnect issues. Management, together with its local strategic partners, continues to address these issues in the respective countries.

Strategic Investments

This division comprises Orbicom (Proprietary) Limited ("Orbicom"), MTN Network Solutions (Proprietary) Limited ("MTN NS") and Airborn. Orbicom's core satellite distribution business remained steady, whilst its Electronic Funds Transfer ("EFT") operation in Ghana started to generate revenue. MTN NS continued to grow its revenue base, although market conditions in its sector remain extremely competitive. Overall, the performance of the entities within Strategic Investments was below expectations.

The South African government issued an Invitation to Apply ("ITA") for a 51% interest in the Second Network Operator ("SNO") in May this year. The Group has thoroughly investigated the opportunity and

Entertainment

its potential impact on the telecommunications environment in South Africa. A decision was taken not to participate in the bid process. A Memorandum of Understanding was concluded with one of the bidding consortiums, Goldleaf Trading (Proprietary) Limited, to leverage the Group's infrastructure and network and to provide know-how on a commercial basis. The agreement is non-exclusive.

ENTERTAINMENT

Johnnic Entertainment – embracing interests in filmed entertainment, music, book retailing and entertainment services – experienced a 25% increase in revenue to R937,9 million but a 32% decline in Ebitda to R13,3 million. Headline earnings fell by R19,0 million compared to last year.

These results reflect the general impact of increasing inflationary pressures on consumer spending during the review period, including marked interest rate increases and a number of food and fuel increases. Indicative of the difficult trading conditions was the liquidation of the CNA group. This did not result in material losses for the Group owing to the insurance of a significant portion of our exposure, but did result in a decrease in sales through CNA. The division's manufacturing and distribution interests nevertheless performed well and increased sales handsomely; while the newly formed Johnnic Entertainment Services Division (a dedicated division supplying group services) performed better than anticipated for the review period.

Home Entertainment showed exponential growth of DVD sales and Exclusive Books made a strong showing. The deterioration of the R/$ exchange rate, in comparison to the first half of the prior year, and difficult conditions in the UK market have seen bigger than expected first half losses at Hammicks, whilst at home, Nu Metro Theatres has had to deal with flat attendances and stagnant movie ticket prices, with upward pressure on costs. On the music side, MFP has been disposed of, the platform consolidation continues and the greater investment in local content, whilst negatively affecting first half results, should reap rewards in subsequent periods.

Associate: Electronic Media Network Limited ("M-Net")

In the face of extremely challenging trading conditions in the media environment globally, M-Net produced satisfactory results for the review period. Total revenue, comprising subscriptions and advertising, increased 21% to R748,0 million (2001: R620,0 million). M-Net's current subscriber base amounts to more than 1,25 million households across 45 countries in Africa and the adjacent islands.

Associate: SuperSport International Holdings Limited ("SuperSport")

Revenue reported by SuperSport for the period rose 28% to R476,0 million (2001: R372,0 million). After-tax profits of R42,0 million (2001: R32,0 million) translate into headline earnings per share of 17,2 cents – a 36% improvement on the prior comparable period.

MEDIA

Johnnic Publishing – embracing newspaper, magazine, book and map publishing – performed strongly in an increasingly competitive market, posting a 13% increase in revenue to R585,3 million (2001: R518,9 million) and 19% growth in Ebitda to R56,5 million (2001: R47,3 million). Headline earnings rose 85% to R32,3 million (2001: R17,5 million).

In the face of increasing competition, the group's newspaper and magazine titles benefited from the turnaround of BDFM Publishers and performed well. Stringent cost cutting measures effectively counteracted reduced advertising revenues, enabling revenue and Ebitda growth from the group's newspapers in particular. However, the liquidation of the CNA group in the review period, together with the introduction of new competitors, made the consumer magazine titles market fiercely competitive.

Strong sales in Australia and in the UK boosted the performance of the group's book publishing interests, although declining co-edition sales in the USA had a negative impact on overall results. An improved performance from Map Studio together with contributions from the new MAPIT operation boosted the results of the map publishing businesses.

Associate: CTP Holdings Limited ("CTP")

Notwithstanding continuing difficulties in its trading environment, CTP reported turnover growth of 18%.

DIGITAL MEDIA

The Digital Media division, comprising the group's various electronic media interests held mainly through Johnnic e-Ventures ("JeV"), continues to perform pleasingly. Revenue grew 63% to R63,9 million (2001: R39,1 million), yielding an Ebitda loss of R1,9 million, an 82% improvement on last year's



R10,7 million loss. Losses at headline level have improved by 56% from R20,5 million to R9,0 million.

Having withdrawn entirely from the consumer market, JeV is focused on the business-to-business ("B2B"), HR development and learning sectors – all of which are showing strong growth around the world. JeV's operating interests currently comprise:

- B2B – I-Net Bridge group (81,8%), TradeWorld (20% direct)
- HR Development – HealthInSite (54,5%), LeadTrain (85%), Career Junction (60%), comPress (50%)
- Johnnic Learning – Learning Channel Campus (56,4%) and eDegree (55,1%)

The division also has interests in the provision of corporate Internet connectivity through a 40% share in MTN NS, which benefited from project work during the World Summit on Sustainable Development 2002; and holds a 10% stake in eBucks.

NON-CORE ASSETS

Gallagher Estate Holdings Limited

The results for the six months reflected the increased competition in the industry, with turnover increasing 5% over the same period last year, whilst Ebitda of R4,5 million was less than the comparable period.

Advance bookings for the latter half of the year are encouraging.

Properties

Revenue of R44,1 million, comprising sales of marketable properties and commercial rentals, was 8% higher than last year. Revenue includes the disposal of the Glen shopping centre and the Milpark complex. Ebitda was positively affected by these factors and rose 13% to R10,5 million from R9,3 million.

Durban Add-Ventures

Excellent progress has been made in finalising the funding arrangements and in developing the R1,4 billion Sun Coast Casino and Entertainment World in Durban. On 27 November 2002 the first phase of the complex comprising the casino, six restaurants and a children's entertainment area was officially opened. The second phase of the development comprising 10 cinemas, additional restaurants, fast food outlets and a beach boardwalk is well on track to be opened by July 2003.

PROSPECTS

Having completed the initial restructuring of the Group during the prior financial year, Johnnic is now essentially a pure holding company with strong interests focused in the telecommunications, entertainment, media and digital media sectors. The board believes that the stage has been set for continued solid growth going forward. In the telecommunications arena, MTN Group is confident that its operations will perform soundly against their objectives in the future. Although the maturing market in which MTN South Africa operates will place increasing pressure on this business, the growth trend established within MTN International's operations is expected to lead to greater contributions to Group results. Accordingly, the Group will continue to explore further African opportunities in line with its vision to become the leading provider of communication services on the continent.

Given that the latter six months of the year generally deliver the majority of the revenue and earnings generated by the entertainment, media and digital media sectors, the board of Johnnic Communications Limited ("Johncom") anticipates that all three of its divisions will perform well in the second half of this financial year. The digital media division, in particular, is well-placed to contribute positively in the near-term, with expectations endorsed by a global report published by JP Morgan indicating that JeV's niche focus areas offer vast growth opportunities.

Accordingly, the board of Johnnic is buoyant regarding the Group's future. The board will nevertheless continue to explore further opportunities to unlock additional value for shareholders.

The Group's investment in the casino and exhibition businesses are continuously reviewed and will only be realised when their full value can be attained.

DIVIDEND

Johnnic's businesses operate in high growth sectors. The Group has adopted a dividend policy that will allow the businesses to retain and reinvest the bulk of the cash generated to fund future growth. A long term target dividend cover ratio of between five to six times headline earnings has been adopted.

As a result of the ongoing funding requirement for the MTN Group's expansion into Africa, the MTN

Digital Media

I-Net Bridge | comPress | eDegree | MTN Network Solutions | Learning Channel Campus | LeadTrain | TradeWorld | HealthInSite



oup directors have resolved to reinvest retained earnings to restrict borrowing levels and the directors ve therefore decided not to declare an interim dividend.

:cause subsidiaries MTN Group and Johncom have not declared a dividend for the review period, ; Johnnic board of directors has resolved not to declare a dividend for the six months ended September 2002.

TN GROUP CAUTIONARY ANNOUNCEMENTS

›tential financial exposure following the liquidation of the CNA group

ıe MTN Group issued a cautionary announcement on 31 July 2002 in respect of its potential financial .posure following the liquidation of the CNA group. Based on further legal review of the position, it is ›w considered unlikely that the MTN Group will have any additional exposure other than already anticated. This cautionary announcement was withdrawn by the MTN Group.

›tential transaction involving the MTN Group's non-South African assets

ıe MTN Group also issued a cautionary announcement on 22 November 2002 in respect of preliminary scussions in relation to a potential transaction involving its non-South African assets. No further devel›ments have occurred since this press release.

urchase of an 18,7% shareholding in the MTN Group by Newshelf 664 (Proprietary) Limited

n 26 November 2002 the MTN Group issued a cautionary announcement relating to a proposed acquition by Newshelf of the MTN Group shares owned by Transnet through ICE Finance BV. Johnnic has ;reed to waive its pre-emptive rights over the 18,7% shareholding in the MTN Group in favour of ewshelf. Johnnic has concluded a voting pool agreement with Newshelf in terms of which Johnnic will ›ntinue to control the MTN Group.

he transaction still awaits the fulfilment of certain conditions. Accordingly, shareholders are still advised › exercise caution when dealing in MTN Group shares until further announcements are made.

or and on behalf of the board

1 C Ramaphosa
:hairman

J R D Modise
Chief Operating Officer

0 December 2002

›irectors: M C Ramaphosa (Chairman), J R D Modise# (Chief Operating Officer), C B Brayshaw, P E Burton, Charnley#, P M Jenkins#, S W Moutloatse, P F Nhleko#, T R A Oliphant, M E Ramano.

ılternate directors: Z N A Cindi, R K Jackson#, C M Moni, I P Smith,
: H Zuma. #Group executives

:ompany secretary: M R D Boyns (British)

ıead office and registered office: Level 3 (West Wing), Gallagher House, Gallagher Estate, 19 Richards Drive, ⁄Iidrand, 1685. P O Box 231, Johannesburg, 2000.

:ransfer secretaries: Computershare Investor Services Limited, 70 Marshall Street, Johannesburg, 2001.
› O Box 61051, Marshalltown, 2107.

.ondon registrars: Capita IRG plc, Balfour House, 390–398 High Road, Ilford, Essex IG1 1NQ, England.

›ponsor: Merrill Lynch South Africa (Pty) Limited, 138 West Street, Sandown, Sandton, 2196. P O Box 5591, ohannesburg, 2000.

ımerican Depositary Receipt ("ADR") Program: Cusip number 478058100. ADR to ordinary share 1:1.

)epositary: The Bank of New York, 22nd Floor, 101 Barclay Street,
New York, N.Y. 10286, USA.

:nformation agent: Georgeson Shareholder Communications SA (Pty) Limited, 108 Johan Avenue, Wierda Valley, Sandton, 2196. P O Box 652000, Benmore, 2010.

johnnic
holdings

Johnnic Holdings Limited
Incorporated in the Republic of South Africa.
Registration Number:1889/000429/06
Share code: JNC
ISIN: ZAE 000024352

These results may be viewed on the Internet at http://www.johnnic.com

E-mail: investor_relations@johnnic.co.za
Johnnic sharecare line: 0800 117472

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